ENSCO PLC AND SUBSIDIARIES
Statement of Calculation of Ratios of Earnings to Fixed Charges
(In millions, except ratios)
(Unaudited)

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012

Earnings
(Loss) income from continuing operations before income tax	$(25.3)	$997.5	$(1,471.2)	$(2,548.8)	$1,633.2	$1,304.7
Fixed charges deducted from income from continuing operations	154.2	284.4	323.2	260.4	245.3	247.3
Amortization of capitalized interest	8.5	16.4	18.2	17.0	13.3	12.3
Less:
Income from continuing operations before income tax attributable to noncontrolling interests	(2.6)	(7.7)	(10.5)	(15.5)	(9.7)	(7.4)
Interest capitalized	(30.4)	(45.7)	(87.4)	(78.2)	(67.7)	(105.8)
	104.4	1,244.9	(1,227.7)	(2,365.1)	1,814.4	1,451.1

Fixed Charges
Interest on indebtedness, including amortization of deferred loan costs	118.9	228.8	216.3	161.4	158.8	123.6
Estimated interest within rental expense	4.9	9.9	19.5	20.8	18.8	17.9
Fixed charges deducted from income from continuing operations	123.8	238.7	235.8	182.2	177.6	141.5
Interest capitalized	30.4	45.7	87.4	78.2	67.7	105.8
Total	$154.2	$284.4	$323.2	$260.4	$245.3	$247.3

Ratio of Earnings to Fixed Charges	(a)	4.4	(b)	(b)	7.4	5.9

(a)	For the six month period ended June 30, 2017, our earnings were inadequate to cover our fixed charges by $49.8 million.

(b)
For the year ended December 31, 2015 and December 31, 2014, our earnings were inadequate to cover our fixed charges by $1,550.9 and $2,625.5 million, respectively. Net loss from continuing operations before income taxes of $1,471.2 million and $2,548.8 million for the years ended December 31, 2015 and December 31, 2014 included a non-cash loss on impairment of $2,746.4 million and $4,218.7 million, respectively.